Exhibit 99.1

Polymer Group, Inc. 9335 Harris Corners Parkway Suite 300 Charlotte, NC 28269 www.polymergroupinc.com 704-697-5100

PGI Reports First Quarter 2010 Results

For Immediate Release

Thursday, May 13, 2010

Charlotte, N.C. — Polymer Group, Inc. (PGI) (OTC Bulletin Board: POLGA/POLGB) reported results of operations for the first quarter ended April 3, 2010.

Highlights included:

•                  Top Line Results Up on Volumes, Pricing and Mix

•                  Net sales were $280.6 million compared with sales from continuing operations of $243.6 million in the fourth quarter of 2009 and sales from continuing operations of $210.0 million for the first quarter of 2009, reflecting strong gains in volume in Asia and Latin America, a better-than-expected contribution from the acquisition in Spain, higher selling prices due to the pass through of higher raw material costs and increased sales of higher grade medical products in Asia.

•                  Profitability Improved Sequentially

•                  Gross profit improved to $47.6 million from $44.5 million in the fourth quarter of 2009 and decreased from $49.4 million in the prior-year period.

•                  Raw material costs continued their rapid rise since the second quarter of 2009 with cost increases of as high as 27% through April in North America compared to the opposite result in the first quarter of 2009 as significantly lower raw material costs contributed to dramatic improvement in profitability in the first quarter of 2009.

•                  Operating income was $9.2 million, reversing an operating loss of $3.3 million in the fourth quarter of 2009. The company reported operating income of $20.0 million in the prior-year period.

•                  Adjusted EBITDA was $27.8 million compared with $22.6 million in the fourth quarter of 2009 and $37.8 million in the prior-year period.  Adjusted EBITDA, a non-GAAP financial measure, is defined and reconciled to net income below.

•                  Investing in Growth

•                  The company’s December 2009 acquisition of a nonwovens business in Spain contributed significantly to volumes and profitability in the first quarter of 2010. PGI Spain strengthened the company’s position as a global leader in the hygiene market and gave it a new presence in Europe with state-of-the-art technology.

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•                  The company initiated the expansion of its new proprietary high barrier spunmelt capacity at its facility in Suzhou, China during the first quarter of 2010 and continued to make progress toward installation of a similar spunmelt line in the U.S. Both capacity expansions are expected to be online in mid-2011.

PGI’s chief executive officer, Veronica (Ronee) M. Hagen, stated, “The top line growth we experienced in the first quarter highlights the growth investments we have made in Latin America and Asia, better-than-expected results from our recent acquisition in Spain and stability in demand in Europe and the U.S. The rapid and significant increase in raw material costs year-to-date is consistent with the climate of volatility we expected heading into the year, but we are confident our initiatives to reduce the impact and maintain spreads will keep us on the right course for delivering underlying improvement in 2010. The increasing demand in our consumer markets across all regions and the stabilization occurring in industrial durables are encouraging. We will look to build on this progress and continue to invest in driving growth.”

FIRST QUARTER RESULTS

Net sales for the first quarter of 2010 were $280.6 million compared with $210.0 million for the first quarter of 2009.  The increase was due primarily to additional volume in the company’s Nonwovens segment from the acquisition of the Spain business and increased sales volumes in Latin America and Asia, partially offset by a decline in the U.S. from consolidation initiatives in the carded business. Oriented Polymers’ volumes improved from the depressed levels experienced a year ago. Net sales also benefitted from a higher sales/mix due to price increases resulting from the higher raw material costs in the first quarter of 2010 and a larger portion of medical sales in Asia. Foreign currency changes increased sales by approximately $3.5 million as most currencies were stronger against the U.S. dollar during 2010 compared with 2009.

Gross profit decreased $1.8 million to $47.6 million compared with the prior year, but was $3.1 million higher than fourth quarter 2009 levels.  A portion of the sequential quarter improvement was the result of a full quarter of contribution from the acquisition in Spain compared to only one month of contribution in the fourth quarter of 2009 and no contribution in the first quarter of 2009.  Profit in the first quarter of 2009 benefitted from the significant drop in raw material costs experienced in the fourth quarter of 2008 and into the first quarter of 2009 without a corresponding drop in sales prices due to the lag between the change in raw material costs and the change in sales price.  As raw material prices increased in the second half of 2009 and into the first quarter of 2010, the company did not experience the same benefit for the first quarter of 2010.  These changes offset improvements in the base business associated with improvements in mix and pricing effectiveness.  Raw material costs were $21.8 million higher in the first quarter of 2010 compared with 2009, partially offset by increases in sales/mix of $13.8 million related to the pass-through of higher raw material costs. Manufacturing costs were higher in the first quarter of 2010 compared with the prior year, which reflected the inefficiencies caused by the relocation, reinstallation and startup associated with the consolidation of the company’s North Little Rock, Arkansas plant into its facility in Benson, North Carolina.

Operating income for the first quarter of 2010 was $9.2 million compared with $20.0 million in the first quarter of 2009.  Selling, general and administrative (SG&A) expenses for the first quarter of

2010 were higher than the prior-year period by $6.7 million, but lower than fourth quarter 2009 levels.  The year-over-year increase was due primarily to the incremental SG&A expenses from the addition of the Spain business and the previously announced $2.3 million of incentive compensation expense recognized in the first quarter of 2010 associated with the 2009 performance that was awarded by the Board in the fourth quarter of 2009. Also included in operating income were special charges of $4.2 million in the first quarter of 2010, primarily related to our previously announced plant consolidations in the U.S. carded operations and restructuring plans in Europe.

PGI reported net income attributable to PGI for the first quarter of $0.2, compared with net income of $9.6 million in the first quarter of 2009, including $1.9 million of income from discontinued operations.

FINANCIAL METRICS

As of April 3, 2010 net debt (defined as total debt less cash balances) was $286.7 million.  Capital expenditures for the quarter were $4.7 million compared with $3.4 million in the first quarter of 2009.  Operating working capital, defined as accounts receivable plus inventories less trade accounts payable and accrued liabilities, was $87.7 million and represented 7.8% of annual sales compared with $86.8 million and 8.9% of annual sales for the fourth quarter of 2009.

ADJUSTED EBITDA

Adjusted EBITDA for the first quarter of 2010 was $27.8 million compared with $37.8 million in the first quarter of 2009. The benefit from the acquisition of the Spain business, which is somewhat reduced by a $1.6 million operating lease payment, was more than offset by the significant increase in raw material costs in the first quarter of 2010, costs associated with the transition of carded business in the U.S., and higher SG&A costs. The first quarter of 2009 benefitted from the significant lag effect in selling prices and raw materials described above.

NON-GAAP FINANCIAL MEASURE

Adjusted EBITDA (as defined below) is used in this release as a “non-GAAP financial measure,” which is a measure of the company’s financial performance that is different from measures calculated and presented in accordance with generally accepted accounting principles, or GAAP, within the meaning of applicable Securities and Exchange Commission rules.  A non-GAAP financial measure, such as EBITDA or Adjusted EBITDA, should not be viewed as an alternative to GAAP measures of performance such as (1) net income determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. The calculation of Adjusted EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies.

As defined in the company’s credit agreement, Adjusted EBITDA equals net income (loss) before income and franchise tax expense (benefit), interest expense, net, depreciation and amortization, minority interests net of cash distributions, write-off of loan acquisition costs, non-cash compensation, foreign currency gain and losses, net, and special charges, net of unusual or non-recurring gains. The company presents Adjusted EBITDA, as defined in its credit agreement, as the measurement used as a basis for determining compliance with several covenants thereunder.  It is also generally consistent with the metric used by management as a performance measurement for certain performance-based incentive compensation plans.  In addition, the company considers Adjusted EBITDA an important supplemental measure of its performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry.

Included in this release is a reconciliation of net income to Adjusted EBITDA, which illustrates the differences in these measures of operating performance.

EARNINGS CONFERENCE CALL

PGI will conduct an investor conference call, including presentation slides, starting at 10:00 a.m. EDT on Friday, May 14, 2010.  A live webcast of the conference call and presentation material can be accessed by visiting PGI’s investor relations website at www.polymergroupinc.com. Participants inside the U.S. and Canada can access the call by dialing 866.314.9013 (pass code: 75412723). Callers dialing from outside the U.S. and Canada can access the call by dialing 617.213.8053 (pass code: 75412723).  Shortly after the conclusion of the conference call, a webcast replay will be made available at www.polymergroupinc.com.

Polymer Group, Inc., one of the world’s leading producers of nonwovens, is a global, technology-driven developer, producer and marketer of engineered materials. With the broadest range of process technologies in the nonwovens industry, PGI is a global supplier to leading consumer and industrial product manufacturers. The company operates 14 manufacturing and converting facilities in 9 countries throughout the world.

Safe Harbor Statement

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that involve certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements speak only as of the date of this release.  Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include: general economic factors including, but not limited to, changes in interest rates, foreign currency translation rates, consumer confidence, trends in disposable income, changes in consumer demand for goods produced, and cyclical or other downturns; cost and availability of raw materials, labor and natural and other resources and the inability to pass raw material cost increases along to customers; changes to selling prices to customers which are based, by contract, on an underlying raw material index; substantial debt levels and potential inability to maintain sufficient liquidity to finance our operations and make necessary capital expenditures; inability to meet existing debt covenants or obtain necessary waivers; achievement of objectives for strategic acquisitions and dispositions; inability to achieve successful or timely start-up on new or modified production lines; reliance on major customers and suppliers; domestic and foreign competition; information and technological advances; risks related to operations in foreign jurisdictions; and changes in environmental laws and regulations, including climate change-related legislation and regulation. Investors and other readers are directed to consider the risks and uncertainties discussed in documents filed by Polymer Group, Inc. with the Securities and Exchange Commission, including the company’s Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q.

For further information, please contact:

Dennis Norman

Chief Financial Officer

(704) 697-5186

normand@pginw.com

POLYMER GROUP, INC.

Consolidated Statements of Operations (Unaudited)

Three Months Ended April 3, 2010,

Three Months Ended January 2, 2010 and

Three Months Ended April 4, 2009

(In Thousands, Except Per Share Data)

	Three Months	Three Months	Three Months
	Ended	Ended	Ended
	April 3,	January 2,	April 4,
	2010	2010	2009

Net sales	$280,595	$243,580	$210,010

Cost of goods sold	233,021	199,081	160,591

Gross profit	47,574	44,499	49,419

Selling, general and administrative expenses	33,520	35,568	26,842

Acquisition and integration expenses	1,524	1,789	—
Special charges, net	4,217	10,307	2,891
Other operating (income) loss, net	(917)	172	(352)

Operating income (loss)	9,230	(3,337)	20,038

Other expense (income):
Interest expense, net	8,655	7,107	7,393
Gain on reacquisition of debt	—	—	(2,431)
Loss on extinguishment of debt	—	3	—
Other loss, net	60	145	2,156

Income (loss) before income taxes	515	(10,592)	12,920

Income tax expense (benefit)	214	(854)	7,182

Net income (loss)	$301	$(9,738)	$5,738

Discontinued operations
Income from operations of discontinued business		—	$1,941
Gain on sale of discontinued operations		28
Income from discontinued operations	$—	$28	$1,941

Net income (loss)	$301	$(9,710)	$7,679

Net (income) loss attributable to noncontrolling interests	(88)	(1,132)	1,877
Net income (loss) attributable to Polymer Group, Inc.	$213	$(10,842)	$9,556

Average common shares outstanding - Basic	20,517	19,990	19,387

Earnings (loss) per common share attributable to Polymer Group, Inc.:
Basic
Continuing operations	$0.01	$(0.55)	$0.39
Discontinued operations	—	0.00	0.10
Basic	$0.01	$(0.55)	$0.49

Diluted	$0.01	$(0.55)	$0.49

POLYMER GROUP, INC.

Condensed Consolidated Balance Sheets (Unaudited)

(In Thousands)

	April 3,	January 2,
	2010	2010

ASSETS

Current assets:
Cash and cash equivalents	$54,265	$59,521
Accounts receivable, net	144,912	127,976
Inventories	106,863	106,770
Other	47,344	37,994
Assets of discontinued operations	—	—
Total current assets	353,384	332,261

Property, plant and equipment, net	317,454	331,293
Intangibles and loan acquisition costs, net	8,506	9,006
Other assets	29,860	29,806
Total assets	$709,204	$702,366

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$164,098	$147,992
Current portion of long-term debt and short-term borrowings	22,002	20,611
Other	1,034	3,940
Liabilities of discontinued operations	—	—
Total current liabilities	187,134	172,543

Long-term debt	318,952	322,021
Other noncurrent liabilities	59,028	58,673
Total liabilities	565,114	553,237

Total PGI shareholders’ equity	135,960	141,091
Noncontrolling interests	8,130	8,038
Total equity	144,090	149,129
Total liabilities and equity	$709,204	$702,366

POLYMER GROUP, INC.

Selected Financial Data (Unaudited)

(In Thousands)

	Three Months	Three Months	Three Months
	Ended	Ended	Ended
	April 3,	January 2,	April 4,
	2010	2010	2009
Selected Financial Data
Depreciation and amortization expense included in operating income	$12,469	$12,510	$11,874

Noncash compensation costs included in operating income	$1,255	$1,260	$423

Amortization of loan acquisition costs	$215	$168	$335

Capital expenditures	$4,713	$9,883	$3,439

Special charges, net
Asset Impairment charges	$—	$—	$1,600
Restructuring and plant realignment costs	4,192	10,244	1,284
Other	25	63	7
	$4,217	$10,307	$2,891

Other operating (income) loss, net including Foreign Currency (Gain) Loss
United States	$(226)	$(216)	$(138)
Canada	208	(205)	30
Europe	(2)	(221)	(477)
Asia	8	13	11
Latin America	(905)	801	222
	$(917)	$172	$(352)

Adjusted EBITDA

The following table reconciles Adjusted EBITDA to net income (loss) attributable to Polymer Group Inc. for the periods presented:

Net income (loss) attributable to Polymer Group, Inc.	$213	$(10,842)	$9,556
Income & franchise tax expense (benefit)	391	(804)	7,453
Interest expense, net	8,655	7,107	7,393
Depreciation and amortization expense included in operating income	12,469	12,510	11,874
Minority interests, net of tax & cash disbursements	88	1,132	(1,877)
Non-cash compensation	1,255	1,260	423
Foreign currency (gain) loss, net	(939)	592	2,063
Special charges, net	4,217	10,307	2,891
Fees paid for refinancing of credit agreement	—	3	—
Less gain on sale of discontinued operation	—	(28)	—
Less income from discontinued operations	—	—	(1,941)
Unusual or non-recurring charges, net	1,492	1,406	—

Adjusted EBITDA	$27,841	$22,643	$37,835

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